Exhibit 99.2

Choose MLinkSM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect® at http://www.cpushareownerservices.com/ where step-by-step instructions will prompt you through enrollment.

FOLD AND DETACH HERE

NOVA MEASURING INSTRUMENTS LTD.
Weizmann Science Park, Building 22, 2nd Floor, Einstein Street, Ness Ziona, Israel
Tel: +972-73-2295600 – Fax: +972-8-9407776

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF NOVA MEASURING INSTRUMENTS LTD.

The undersigned, a shareholder of Nova Measuring Instruments Ltd. (the “Company”), an Israeli corporation, hereby appoints Michael Brunstein and Dror David, and each of them acting individually, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held at the offices of the Company, Building 22 (2nd floor) Weizmann Science Park, Einstein Street, Ness Ziona, on June 21, 2012 at 5:00 p.m. Israel time (10:00 a.m. Eastern time), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, par value NIS 0.01, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. Subject to applicable law and the rules of NASDAQ, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the annual general meeting or any adjournment(s) or postponement(s) thereof for which the Board of Directors recommends a “FOR” vote, other than Item 5.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the annual general meeting or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY'S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on May 15, 2012, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the annual general meeting or any adjournments thereof.

Address Change/Comments (Mark the corresponding box on the reverse side)
SHAREOWNER SERVICES P.O. BOX 3550 SOUTH HACKENSACK, NJ 07606-9250

WO#
(Continued and to be marked, dated and signed, on the other side)	25204

Nova Measuring
Instruments Ltd.

WO#
25204
▼  FOLD AND DETACH HERE  ▼

Please mark your votes	☒
as indicated in this example

		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Item No. 1					Item No. 4
Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.
		☐	☐	☐	Re- election of Mr. Avi Cohen as a director of the Company to hold office until the close of the next annual general meeting, and classification of Mr. Cohen as an independent director.	☐	☐	☐

Item No. 2		☐	☐	☐	Item No. 5	☐	☐	☐
Approval of the amendments to the Company’s Amended and Restated Articles of Association, effective upon shareholder approval.					Re- election of Ms. Naama Zeldis as an external director of the Company.
						YES		NO
Item No. 3	VOTE FOR EACH DIRECTOR SEPARATELY				Are you a controlling shareholder in the Company, or have a personal interest in the election of Ms. Zeldis (other than a personal interest unrelated to relationships with a controlling shareholder of the Company? (Please note: If you do not mark either Yes or No, your shares will not be voted for Item No. 5)).	☐		☐
Re-election of each of Messrs. Michael Brunstein and Alon Dumanis as a director of the Company to hold office until the close of the next annual general meeting.	FOR	AGAINST	ABSTAIN
						FOR	AGAINST	ABSTAIN
I. Michael Brunstein	☐	☐	☐		Item No. 6 Subject to the approval of Item 2 above, approval of the amended indemnification letter agreement between the Company and its officers and directors.	☐	☐	☐
II. Alon Dumanis	☐	☐	☐

Item No. 7
Approval of a remuneration package to the Company’s directors (including external directors and excluding the chairman of the Board of Directors and, unless approved otherwise, excluding any other director who is also an employee of the Company).
						☐	☐	☐

☐
In the discretion of the proxies on any other matters that may properly come before the annual general meeting or any adjournment (s) or postponement(s) thereof.
I/we plan to attend the annual general meeting.

					Mark Here for Address Change or Comments SEE REVERSE			☐

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company's register must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.

Signature	Signature	Date